AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED OCTOBER 31, 2006

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. (the “Company”) for the nine month period ended October 31, 2006 should be read in conjunction with the October 31, 2006 Consolidated Financial Statements and the notes thereto. The effective date of this Management’s Discussion and Analysis (“MD&A”) is December 20, 2006. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward Looking Statements

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Description

The Company’s principal business activities are the exploration and development of mineral properties. The Company holds mineral claims in the Yukon and British Columbia. The Company also holds an 88.25% equity interest in Cía Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”), a Mexican corporation which owns the Avino Silver Mine, located in Durango, Mexico (“Avino Mine”).

Cia Minera

In July 2006, the Company completed the previously announced acquisition of a further 39.25% equity interest in Cia Minera, in consideration of the issuance of an aggregate of 3,164,702 common shares of the Company at a deemed value of $1.00 per share. The Company now owns 88.25% of the total issued shares of Cía Minera, which owns 100% of the Avino Mine. The common shares issued by the Company had resale restrictions until October 31, 2006.

In June 2006, the Company announced that a drill program started at its former producing mine in Durango Mexico.

The initial program consists of 9 NQ diameter diamond drill core holes totaling 3200 metres. The holes will explore the down dip extension of silver, copper, gold ore shoots in the Avino Vein system, which were mined by the Company during the period 1976 to 2001.

In December 2006, the Company announced results of the first 6 diamond core drill holes exploring the Avino silver copper deposit at its wholly owned property 60 km northeast of Durango, Mexico.

Avino operated the mine from 1976 to 2001 when closure was caused by low silver and copper prices and the local smelter closing for toll processing. The 2006 drill program was designed to test for continuity down dip below the existing workings of the three principal areas of mineralization (San Luis, Elena-Tolosa, and Chirumbo). The Avino vein system strikes principally east west over 1.2 km and dips south at 60 - 70˚.

To view a map of the areas drilled, please go to:

http://www.avino.com/i/pdf/2006_DDH_PROGRAM_20Model_20.pdf

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED OCTOBER 31, 2006

The initial hole CH-06-03 intersected the Avino vein system 180 m below the original Chirumbo workings. The hole intersected both the main Vein/Breccia zone and the footwall breccias as follows:

CH-06-03 Azimuth 340˚ Dip - 50˚ length 453.75 m
Avino Vein 182.8 - 194.8 m, (12 m), 32.61 g/t Ag, 0.29% Cu
Footwall Breccia 204.8 m - 216.8 m, (12 m), 52.41 g/t Ag, 0.31% Cu

(Down Hole Lengths) True widths are not known.

The four holes ET-06-01, 02, 03, 04 explored the down dip and down plunge, extension of the main ore shoot (Elena-Tolosa) on which most underground mining has occurred in the past. Holes ET-06-01 and ET-06-02 intersected the Avino Vein System approximately 40 m below Level 11 ½ (the last level in production when the mine closed in November 2001). Holes ET-06-03 and ET-06-04 intersected the ore-zone approximately 180 m below Level 11 ½. Results from the four holes were as follows:

(All lengths are down hole) True widths are not known.

•	ET-06-01AZ 340 Dip - 50Length 431.2 m
o	Avino Vein 401.25 - 415.90 (14.65 m) 26.33 g/t Ag, 0.29% Cu
o	(Intersects west of the ET shoot and is below ore grade but it contains 409.80 - 411.85, 2.05 m, 109 g/t Ag, 0.5% Cu

•	ET-06-02AZ 340Dip - 50Length 416.70 m
o	Avino Vein 375.80 - 392.80 (17 m) 35.13 g/t Ag, 0.43% Cu

•	ET-06-03AZ 340Dip - 50Length 421.15 m
o	Avino Vein 368.25 - 386.65 (18.4 m) 0.18 g/t Au, 90 g/t Ag, 0.8% Cu

•	ET-06-04AZ 340Dip - 50Length 444.05 m
o	Avino Vein 318.5 - 339.5 (21 m) 0.24 g/t Au, 89.4 g/t Ag, 1.12% Cu
o	Includes 318.45 - 321-45 m (3 m) 0.14 g/t Au, 238 g/t Ag, 0.73% Cu

Hole SL-06-01 was drilled below the San Luis workings at the western end of the Avino Vein System. Details were as follows:

•	SL-06-01 Azimuth 000 Dip - 90˚, Length 219.2 m
o	Avino Vein 130.90 - 155.95 (25.05 m)
o	1.42 g/t Au, 40.1 g/t Ag, 0.31% Cu

Drill core from the holes was assayed by Inspectorate Labs at their facilities in Durango Mexico and Sparks Nevada U.S.A. The assay methods were gold (Au) fire assay with AA finish, silver (Ag) fire assay with gravimetric finish and copper (Cu) by 30 element ICP package. Sampling procedures, chain of custody etc. are compliant with NI 43-101.

The drilling was supervised by Chris J. Sampson, P. Eng., a Qualified Person under National Instrument 43-101.

In December 2006 the Company announced that the Avino process plant in Durango, Mexico received top marks in a recently completed engineering audit.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED OCTOBER 31, 2006

The Company commissioned an independent plant audit by Herb Osborne and Associates in September 2006, a widely recognized expert in process plant evaluations, to conduct a full review of the plant, including the condition of all equipment, the capacity of each circuit, and the efficiency of plant. The report was order of magnitude cost estimate for the processing plant and is not NI 43-101 compliant as it does not include underground development work.

The Avino process plant was built initially in the 1970’s refurbished and capacity increased in 1993. Most of the infrastructure is in place for an ongoing 1000 TPD operation. Some of the buildings will require cleanup and repair and refurbishment. The plant was fully permitted but remains in temporary closure. Permits will have to be brought current.

At the time of shutdown in 2001 with low commodity prices the mill was operating at an average rate of 1130 TPD. The concentration ratio (weight) ranged from 2.5 to 3.5% i.e. producing 25-30 TPD of concentrate at a 20-25 g/t Au, 2-4 Kg/t Ag and 22-24% Cu. Prior to shut down the average cost per ton milled was approximately US $16/ton and about US $7/ton for freight treatment and refining charges from the smelter. A new mining value cut off grade was determined to be around US $30/ton. This followed a review of the historical production and financial figures.

The report concluded that the process plant can be brought back into operation in as little as three months contingent upon the availability of operators and mechanics for about US $1 million for an operating life of 5 to 10 years. A more realistic schedule would be nine months to accommodate the time required to ready the mine for continuous production. The operating life of 5 to 10 years refers to the operating life of the processing plant after the capital expenditures and not the operating life of the mine. The Company has not completed a feasibility study and this should not be perceived as a projection.

The report also concluded that the existing tailings pond is near capacity and that there is adequate space with reasonable gradients adjacent to the existing tailings to construct a new tailings area as well as space for a future heap leach operation in previously disturbed ground. Order of magnitude cost estimate for this tailings facility is based on a starter dam and monitoring devices necessary for a ten year life is a little over US $2 million.

Total capital expenditure to achieve a 10 year operating plan is therefore estimated to be around US $3 million and a reasonable valuation of the property as an operating entity is US $40 million. The valuation of US $40 million by Herb Osborne and Associates is the construction value for a new 1,000 TPD plant with new equipment and is not a value of the property as an operating entity.

The Company is planning to dewater the main trackless decline ramp starting in the 2007. This will allow access for development of underground workings and drilling to bring the ore blocks into NI-43101 compliance.

You can view this report in its entirety on the Avino web site:

 http://www.avino.com/i/pdf/Estimate_of_magnitude.pdf

This report was reviewed by Jasman Yee, P. Eng., Qualified Person for National Instrument 43 101.

The Company contracted Peter E. Walcott and Associates to carry out a 80 km line deep penetrating IP Survey at its Avino property 60 km northeast of Durango Mexico.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED OCTOBER 31, 2006

The survey which is currently in progress will explore several areas of Avino’s extensive holdings in the district. Of particular interest will be the Gap Zone between the former producing mine (1976 - 2001) and the Cerro San Jose area where the Company is currently drilling. In addition the area west of the former producing mine will be explored at depth.

The proposed IP lines may be viewed on the Company web site:

 http://www.avino.com/i/pdf/ProposedLines.pdf
IP Geophysics will help identify drill targets for the upcoming year. The Company is currently using Techmin contract drillers and plans to add a second drill rig next year which will be a Longyear 38 owned by Avino.

The Company commissioned a preliminary feasibility-study into the recovery of silver and gold from the Avino Mine tailings in Mexico. Production records and a 35 hole drilling program in 1990 indicate, for the oxide material from the open-pit, a historical two million tonne with assays of 88 g/t silver and 0.48 g/t gold. A scoping review earlier this year indicated a profit potential for reprocessing. There is also a further historical 3 Mt of sulphide tailings from the underground mine. The Avino Mine was closed in 2001 owing to low metal prices and smelter availability.

The tailings were accumulated between 1976 and 2001 when the Avino Mine was in production and Avino Silver & Gold Mines Ltd was a minority shareholder in Cía de Minera Mexicana de Avino, S.A. de C.V., the owners and operators of the mine.

In April 2006, Wardrop Engineering Inc. (“Wardrop”) completed the study on Tailings Retreatment Process Options for the Avino Tailings Project in Durango, Mexico.

The study concluded the oxide tailing is amenable to cyanidation with agglomerated heap leach as the method of choice followed by Merrill Crowe precipitation of the silver and gold. The sulphide tailings would require sampling and further metallurgical test work before a proper assessment can be made.

The preliminary evaluation of the oxide tailings suggested the capital cost for a 500,000 ton per year, 4 year operation is US$16.2 million and the cost to operate per ton of tailings is US$8.64. Capital costs for a plant twice the size and half the life was US$22.7million. The internal rate of return and the net present value favoured the 4 year operation.

The capital cost estimate includes a 25% contingency and it is based on new equipment. A reduction in capital cost can be accomplished with good used equipment.

This disclosure of the implied values is preliminary in nature and includes inferred mineral resources that are considered to be too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as mineral reserves, and that there is no certainty that the preliminary assessment will be realised.

The heap leach process design in the study was based on a column test performed at PRA from a composite of samples from the lower and middle bench. These samples were collected and documented in the October 2005 report entitled “A Tailings Resource” by Minestart Management Inc. for whom the qualified person was Bryan Slim, MBA, P. Eng. Recovery of silver and gold from the column test was 73% and 78.9% respectively after 81 days.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED OCTOBER 31, 2006

Mr. Rick Alexander P. Eng., an independent qualified person as defined by NI-43-101 has prepared the capital cost estimate and co-ordinated Wardrop’s work on the Avino Tailings Project.

The full report can be found on the Company’s website at www.avino.com.

Olympic Property

The Olympic Property (the “Olympic Property”) consists of 20 reverted crown grants, one 15 unit mineral claim and three fractions totaling approximately 662.5 hectares, located on the south side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada, NTS 092J15. The Olympic Property is owned 100% by the Company.

A drilling program was carried out on the Olympic Property in January, 2005 to test the Margarita Zone. Historic drilling on the Margarita Zone returned 24 g/t gold over 0.85 metres (0.773 opt over 2.8’) within a much wider intersection of 8.2 g/t gold over 3.48 metres ( 0.264 opt over 11.48’) in hole OLY 88-4. The true width of this zone is estimated to be 1.47 metres (4.9’). A large part of the zone is listwanite, indicating the potential for better grade mineralization immediately below this intersection. Hole OLY 88-6 cut the same zone 75 metres to the northwest and returned 4.26 g/t gold over 1.34 metres ( 0.137 opt over 4.4’) within an eight metre section (5.6 m [18.4’] true width) of mainly listwanite. The area of these intersections is approximately 50 metres off of the Gray Rock road and could be easily accessed for mining purposes by an underground ramp from the road.

Drilling in January of 2005 was unsuccessful in intersecting the Margarita Zone. One hole was drilled from the east to attempt to intersect the zone. This hole was abandoned at 21.3 metres because of bad ground conditions. No values of economic interest were returned from samples taken from the hole.

No further drilling on the Olympic Property has been completed.

Minto Property

The Minto Property (the “Minto Property”) consists of 17 UTM cells covering 346.539 hectares located on the north side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada NTS 092J15. The Minto Property is owned 100% by the Company.

A mechanized trenching program was carried out on the Minto Property in June, 2005 to test the Minto North and Jumper zones, as recommended by C. Sampson, P. Eng. in 1988. Seven trenches were excavated totaling approximately 170 metres. Trenches were excavated, sampled, mapped and reclaimed, usually in a one day period. Chip samples from all the trenches returned values from anomalous to economic levels in gold. In particular, Minto Tr # 827 on the Minto north Zone averaged 14.76 g/t gold over 9.0 metres.

The trend of the mineralized shear zone exposed by Trench # 827 is north south. Trench # 827 had to be excavated at approximately 30˚ to this trend due to rugged terrain. This means the true width of the zone is approximately 4.5 metres.

In September 2006, the Company announced that a new drilling program had commenced on the Company’s Minto Property to follow up on the mechanized trenching program that was carried out on the Minto Property in June, 2005. The Company planned approximately 300 metres of drilling.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED OCTOBER 31, 2006

In December 2006, the Company announced the results of the 2006 drilling program at its Minto Property in Bridge River Gold Mining area approximately 100 km north of Vancouver B.C.

The four diamond core holes were drilled to explore down dip extensions of gold bearing structures originally discovered in trench 827 on the Minto North Zone.

Holes MO-06-01 and 02 were drilled from a site approximately 10 m west of trench 827. Hole MO-06-03 was drilled from a site approximately 2 m north and 7 m east of MO-06-01, 02. Hole MO-06-04 was drilled from the same set-up.

The gold bearing structures consist of sets of parallel narrow (1-2 mm) fractures containing quartz, carbonate, grey sulphide veinlets.

Details of the drill holes and assay results for the fractures sampled are as follows:

Hole: MO-06-01 5639195N 517518E Bearing 120 Dip 45 Length 151.49 m

Principal Intersections:

Sample No.	Intersection (Metres)	Au (g/t)	Au (oz/t)	Zn (%)
143452	23.00 - 23.30 (0.3)	5.31	0.155
143455	49.8 - 50.5 (0.7)	4.51	0.132
143456	56.60 - 56.90 (0.3)	7.58	0.221
143457	65.90 - 66.80 (0.9)	7.52	0.219
143458	71.85 - 72.50 (0.65)	2.60	0.076
143459	72.50 - 73.30 (0.80)	1.04	0.030
143460	74.90 - 75.30 (0.40)	1.77	0.052
143461	91.75 - 92.00 (0.25)	45.4	1.324
143462	92.50 - 93.30 (0.80)	3.24	0.094
143463	95.65 - 95.90 (0.25)	1.72	0.050
143465	121.30 - 121.70 (0.4)	3.50	0.102	1.74
143466	124.70 - 125.60 (0.9)	5.36	0.156	1.33
143467	127.00 - 127.50 (0.5)	4.19	0.122
143468	133.27 - 134.27 (1.0)	3.39	0.099
143472	137.2 - 137.55 (0.35)	2.39	0.070

MO-06-02 5639195N 517518E Bearing 120 Dip 60 Length 75.29 m

Sample No.	Intersection (Metres)	Au (g/t)	Au (oz/t)
143477	56.50 - 57.10 (0.6)	4.96	0.145

MO-06-03 5639197N 517509 E Bearing 120 Dip 45 Length 130.15 m
No significant intercepts

MO-06-04 5639197 517509E Bearing 082 Dip 45 Length 130.15 m

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED OCTOBER 31, 2006

Sample No.	Intersection (Metres)	Au (g/t)	Au (oz/t)	Zn (%)
143480	48.15 - 48.70 (0.55)	2.02	0.059
143482	56.77 - 57.5 (0.73)	5.93	0.173
143486	60.5 - 61.5 (1.0)	1.92	0.056
143487	61.5 - 62.5 (1.0)	9.04	0.264
143489	63.5 - 64.5 (1.0)	1.38	0.040
143491	66.7 - 67.7 (1.0)	2.99	0.087
143492	72.6 - 73.5 (0.9)	1.08	0.031
143495	74.8 - 75.8 (1.0)	9.47	0.276
143496	81.5 - 82.3 (0.8)	2.62	0.076
143499	92.9 - 93.57 (0.67)	9.54	0.278
143500	101.1 - 101.8 (0.7)	1.39	0.041

Samples were collected under supervision of Chris J. Sampson, P. Eng., a qualified person under NI 43-101. Samples were assayed at Eco-Tech Laboratory Ltd., Kamloops, B.C., a certified assayer by fire assay with A.A. finish.

Results of Operations

Three months ended October 31, 2006 compared with the three months ended October 31, 2005.

Operating and administrative expenses

Operating and administrative expenses totaled $285,738 for the quarter ended October 31, 2006 compared with $206,861 for quarter ended October 31, 2005, an increase of $78,877. There were increases of $35,268 in general exploration, $9,000 in management fees, $29,364 in office and miscellaneous, $1,864 in regulatory and compliance fees, $3,183 in salaries and benefits, $39,331 in shareholder and investor relations costs, $590 in stock-based compensation and $10,233 in travel and entertainment. Since the expenditures regarding Cia Minera prior to the recent acquisition were no longer considered due diligence costs that are stated separately from operating and administrative expenses, those costs were classified as general exploration and the amount charged to operations. There were no such expenses recorded under operating and administration for the quarter ended October 31, 2005. The increase in office costs is a direct result of the consolidation with Cia Minera. Shareholder and investor relations expenses were higher due to increased promotional efforts and investor relations service agreements that did not exist in the quarter ended October 31, 2005. Management fees were higher due to an increase in compensation to the President of the Company. Travel costs were higher due to business associated with Cia Minera and trade shows. Reducing the impact of all these cost increases was a decrease of $49,962 in professional fees. Legal fees in the quarter ended October 31, 2005 were exceptionally high compared to the current quarter due to the Company catching up its’ Form 20-F filings since 2001 with the Securities Exchange Commission.

Loss for the period

The loss for the quarter ended October 31, 2006 was $141,156 compared with a loss of $265,074 for the quarter ended October 31, 2005, a decrease of $123,918. Higher operating and administrative expenses in the recent quarter as discussed above were more than offset by other income and expenses. Because of the higher cash balance in the current quarter, interest revenue was $107,640 higher than the quarter ended October 31, 2005. Whereas it was noted above that expenditures concerning Cia Minera for operations were expensed as an operating item just prior to the recent acquisition, the expenditures in the quarter ended October 31, 2005 were classified as an other expense item and the amount for this period was $69,830 compared to $nil in the current quarter. There is a further reduction of $8,056 to the overall loss in the current quarter compared to $nil in the prior period. The is the non-controlling interest regarding Cia Minera.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED OCTOBER 31, 2006

Nine months ended October 31, 2006 compared with the nine months ended October 31, 2005.

Operating and administrative expenses

General and administrative expenses totaled $3,220,844 for the nine month period ended October 31, 2006 compared with $961,041 for the nine month period ended October 31, 2005, an increase of $2,259,803. The largest individual expense increase for the period is due to the recognition of stock based compensation for options to employees. The amount charged to operations in current nine month period was $2,471,316 compared to $539,500 in the comparative period, a difference of $1,931,816. The remaining increase of $327,987 is due to increases in general exploration of $133,587, management fees of $18,000, office and miscellaneous costs of $14,436, regulatory and compliance fees of $53,554, shareholder and investor relations of $147,686 and travel and entertainment of $14,563. The only significant reductions in operating and administrative expenses in the current period were decreases to professional fees of $49,806 and to salaries and benefits of $3,939. The reasons for these changes are the same as those discussed for the three month period above in addition to regulatory and compliance fees being higher due to the filing fees associated with the $10 million private placement.

Loss for the period

Loss for the period for the nine months ended October 31, 2006 was $2,757,290 compared with a loss of $1,171,306 for the nine months ended October 31, 2005, an increase of 1,585,984. The large increase in operating and administrative expenses in the current nine month period as discussed above is offset by other income and expense items. Factors that reduced the overall loss in the current nine month period was an increase of $283,552 in interest revenue, a foreign exchange gain of $17,269 and a cost recovery of $133,919. Alternatively, due diligence costs concerning Cia Minera in the nine month period ended October 31, 2005 was $242,297 compared to $nil in the current period.

Summary of Quarterly Results

	2006	2006	2006	2006	2005	2005	2005	2005
Period ended	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4
Loss for the period	$(141,156)	$(193,510)	$(2,422,624)	$(1,198,418)	$(265,074)	$(224,274)	$(681,958)	$(218,801)
Loss per share	(0.01)	(0.01)	(0.17)	(0.11)	(0.02)	(0.02)	(0.07)	(0.02)
Total assets	20,998,110	21,229,527	13,127,233	3,957,892	2,815,603	2,826,958	3,081,915	3,219,431

The losses were generally higher prior to January 31, 2006 as a result of due diligence costs pertaining to the Cia Minera buy-out feasibility studies and associated overhead costs pertaining to traveling to Mexico on a frequent basis and less interest revenue. Stock-based compensation most notably impacts Q1-April 30, 2006 ($2,363,336) followed by Q1-April 30, 2005 ($486,100), Q4-January 31, 2006 ($289,606) and to a lesser degree it effects Q3-October 31, 2006 ($53,990), Q2-July 31, 2006 ($53,990), Q3-October 31, 2005 ($53,400) and Q4-January 31, 2005 ($20,384). The loss for Q4-January 31, 2006 shows a dramatic increase from the prior seven quarterly periods due to other expense items not experienced in the other quarters such as write-downs of marketable securities and a mineral property and the recording of the Company’s equity loss in Cia Minera. When stock-based compensation and write-downs are excluded from the loss calculation, the losses for the prior years’ quarters are shown to be at a consistently higher level compared to the current years’ quarters. Besides earning more interest revenue in each quarter of the current year, the further acquisition of Cia Minera will see more Cia Minera related costs being capitalized instead of expensed.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED OCTOBER 31, 2006

Total assets have significantly increased since Q4-January 31, 2006 due to a $10,000 000 private placement followed by the further acquisition of 39.25% of Cia Minera, whereby giving the Company 88.25% ownership and the need to record the value of Cia Minera using the purchase method. The result of using the purchase method was increases in value of approximately $1,120,000 for property, plant and equipment and $7,248,702 for mineral properties.

Liquidity and Capital Resources

The Company has cash of $11,461,598 and working capital of $10,446,965 as at October 31, 2006. The Company expended $82,373 in the nine month period ended October 31, 2006 on drilling, geological, assay, and general services on its Olympic/Kelvin, Aumax, and Minto properties and has expended $775,654 in the same nine month period on Cia Minera activities. New equity raised by the exercising of 446,700 stock options was $568,446 and by the exercising of 1,250 warrants was $3,125. The Company also closed a private placement offering 5,000,000 units which raised net proceeds of $9,220,205. Stock options have continued to be exercised subsequent to the period ended October 31, 2006.

The Company has sufficient cash on hand at this time to finance planned exploration work on its mineral properties and maintain administrative operations. Mineral development is capital intensive, and in order to re-commence operations at Cia Minera Mexicana de Avino, S.A. de C.V., the Company may be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with related parties

During the nine months ended October 31, 2006, the Company paid, or made provision for the future payment, of the following amounts to related parties:

i)
$96,185 for administrative services and expenses to Oniva International Services Corp (“Oniva”), a private company that is 16.67% owned by the Company and with the remaining 83.33% shared equally between five other companies that are related by common directors and management;

ii)	$63,000 to a private company controlled by the President for management fees;

iii)	$22,500 to a private company controlled by a Director of a related company for consulting fees;

There is an amount due from a related party of $64,933 from ABC Drilling Services Inc. (“ABC Drilling”), a private company that is a 100% owned subsidiary of Oniva. The amount due is non-interest bearing, unsecured and has no stated terms of repayment. The Company had also paid an exploration advance of $39,000 in a prior period of which the entire amount has been applied to drilling services performed during the current period.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED OCTOBER 31, 2006

Amounts due to related parties consist of $3,146 due to a public company with common directors and $7,971 due to Oniva.

An allowance in the amount of $264,096 had been accrued in respect of advances made to Oniva in prior years. During the period an amount of $133,919 has been recovered which has reduced the allowance to $130,177.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Disclosure of Management Compensation

During the quarter, $24,000 was paid to the President for his services as director and officer of the Company and $2,876 was paid to the Secretary for her services as an officer of the Company.

Changes in Accounting Policies

None.

Outstanding Share Data

At October 31, 2006 there were 20,574,727 common shares outstanding.

The following is an analysis of outstanding share options:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$1.20	October 21, 2008	46,800
$1.35	April 5, 2010	267,000
$1.35	September 26, 2010	52,500
$2.72	March 15, 2011	120,000
$3.99	April 26, 2011	1,000,000
		1,486,300

The following is an analysis of outstanding warrants:

Exercise Price	Expiry Date	Number of Underlying Shares
$2.50	March 20, 2008	2,498,750
		2,498,750

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED OCTOBER 31, 2006

Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party.

The Company entered into an agreement in March 2006 with National Media Associates ("National Media") to provide financial relations, media relations and public market development services. The Company will pay National Media the sum of US$6,000 per month plus expenses for a term of one year, provided that the contract can be terminated after September 15, 2006 upon 30 days' notice by the Company.

The Company entered into a 12 month Investor Relations Agreement with Investor Relations Group Inc., formerly called Investors Relations Services Group John Mullen & Partners (“IRS”), to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totaling $24,000 plus expenses.

Subsequent Events

On November 16, 2006 the TSX Venture Exchange elevated the Company’s listing from Tier 2 to Tier 1 status.

Subsequent to the period end, the Company has had 10,000 stock options exercised for total proceeds of $12,750.